

July 11, 2011

Via E-Mail
Amir Rehavi
President
Crown Dynamics Corp.
12 Yemimah Street
Jerusalem 96387, Israel

>   **Re: Crown Dynamics Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed June 27, 2011**
>   **File No. 333-169501**

Dear Mr. Rehavi:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Summary Financial Data, page 8

1.   Please revise so that loss per common share presented on page 8 is the same as the corresponding amount presented on page F-4 of the interim financial statements.

2.   Please revise to clarify that the statement of operations data is for the three months ended March 31, 2011.

Risk Factors, page 9

3.   We note your response to prior comment 3. For investors to understand the magnitude of the risk that your disclosed use of proceeds and business plan might change, please provide appropriate risk factor disclosure regarding the similarities between you and other companies that acquired patents from the party that sold you your patent. Include

in your disclosure (1) the extent to which such companies have changed their business plans since they disclosed that they intended to use proceeds from the public sale of securities to develop the patent, and (2) whether any such company has commercialized the technology that it acquired from the law firm that sold the patent to you.

We did not conduct due diligence regarding the inventors' experience, page 14

4.   Please revise your entire document to reflect your response to prior comment 5 regarding better and more healthy toothbrushing.   We note, for example, your disclosure in the eighth paragraph on page 20 about such toothbrushing.

State securities laws may limit secondary trading, page 15

5.   We note your disclosure in the second paragraph that you intend to file a Form 8-A after your registration statement becomes effective. Please add a risk factor to explain the material risks to investors if you do not file a Form 8-A; include the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act and the inapplicability of Section 16 and proxy rules.

Dilution, page 17

6.   For clarity, please delete the ".0000" from numbers of shares and dollar amounts not presented on a per-share basis.

7.   Deferred offering costs do not appear to be a tangible asset. Please appropriately revise the pre-offering historical net tangible book value and the related per share amount. That is, the net tangible deficit before the offering appears to be $52,102 as opposed to $32,102.

8.   Please show us how the increase per share to existing shareholders was determined.

9.   For clarity, please revise the item "dilution percentage to new investors in the offering" to present the information in percentage form as opposed to decimal form, as currently presented.

Percent of Net Proceeds Received, page 17

10.   Please update the disclosure in this section and the related information throughout your prospectus. For example, we note that you refer in this section of this filing and your prior amendment to "existing liabilities" of $6,690. However, your liabilities as of March 31, 2011 disclosed in your financial statements in this filing have increased since your liabilities as of December 31, 2010 disclosed in your prior amendment.

General Development, page 18

11.   We reissue comment 7 which sought disclosure in your prospectus, not merely a response in a separate letter.

12.   Please revise your entire document to reflect your response to prior comment 9. We note for example, your disclosure on page 21 that raises the same issues addressed in prior comment 9.

Existing or Probable Government Regulation, page 22

13.   Given your response to prior comment 10 that you now intend to locate and contract with third party licensees that will sell a product based on your patent in the United States market, please more fully disclose the FDA approval process and the nature of regulatory oversight. Include in your disclosure the following regulatory issues:

- Premarket approval application requirements and general conditions of approval;
- Duration of the process;
- Registration and listing requirements;
- Labeling requirements;
- Advertising and promotion;
- Quality system regulation and manufacturing of the device;
- Post-market reporting and record keeping requirements;
- Import and export requirements; and
- Remedies for noncompliance.

Analysis of Financial Condition and Results of Operations, page 24

14.   It appears that the date in the last sentence of this section should be March 31, 2011 since your inception date is after March 31, 2010. Please revise as necessary.

Our Common Stock, page 30

15.   We reissue prior comment 13. Your revisions regarding the year after the acquisition and six months appear to continue to conflict with your disclosure regarding Rule 144(i). Please clarify.

Financial Statements

16.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Interim Financial Statements, page F-1

17.   Tell us why there is no actual page F-2 as referred to in the index on page F-1.

Balance Sheet, page F-3

18. As the interim financial statements do not present full audited financial statements, please delete the label "audited" from the column titled "As of December 31, 2010." You may alternatively disclose that the balance sheet as of December 31, 2010 was derived from the audited financial statements presented elsewhere in the filing.

Exhibit 5.1

19. Given the changes to this exhibit in response to prior comment 17, please tell us why the date of the exhibit did not change from the date of the opinion filed as an exhibit to your Form S-1 amended on May 12, 2011.

Exhibit 23.1

20. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John A. Cacchioli, Esq.